Troutman Pepper Locke LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103 troutman.com

John P. Falco john.falco@troutman.com

August 27, 2025

Via EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 Attn: Ms. Christina DiAngelo Fettig

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Ms. DiAngelo Fettig:

On behalf of FundVantage Trust (“Trust”), this letter is being provided to the Commission to respond to comments provided orally by the Commission’s Staff (the “Staff”) on July 28, 2025 in connection with the Staff’s review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the Trust’s Form N-CSR filing submitted to the Commission via EDGAR on December 9, 2024 (each a “2024 Report and together the “2024 Reports”) including the annual reports to shareholders, annual financials and additional information of the Ambrus Core Bond Fund, Ambrus Tax-Conscious California Bond Fund and Ambrus Tax-Conscious National Bond Fund (each a “Fund” and, collectively, the “Funds”) and the Trust’s Form N-CEN filing for the fiscal year ended September 30, 2024 submitted to the Commission via EDGAR on December 12, 2024, as amended on June 9, 2025 (“Form N-CEN”).

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trust’s Reports followed by the Trust’s response to the comment.

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1.	The Staff notes that the graphical representation of holdings by state for Ambrus Tax-Conscious California Bond Fund and Ambrus Tax-Conscious National Bond Fund only reflect 80% and 82% of the holdings, respectively. Please include in future reports a breakdown of all Fund holdings as required by Item 27A(f) of Form N-1A.

Response: The Trust has reviewed the graphical representation of the Fund’ holdings and agrees with the Staff’s observation. The Trust will include a graphical representation that shows the breakdown of 100% the Fund’s holdings by type of security (e.g., municipal bonds, corporate bonds, preferred stock, U.S. Treasury securities) as reflected in the schedule of portfolio holdings for the relevant period.

2.	The Staff notes that footnote (a) to the schedules of portfolio holdings states that “the interest rate and/or reference index and spread shown on September 30, 2024”; however certain portfolio holdings to which footnote (a) applies do not include information regarding the reference index or spread.

Response: The Trust notes that certain variable and floating rate securities are not based on a published reference rate or spread but instead are adjusted periodically by the issuer. Accordingly, the Trust will revise footnote (a) to the schedule of portfolio holdings table to reflect that (i) interest rates for variable and floating rate securities reset periodically, (ii) the interest rate shown is the effective interest rate as of the period end and (iii) certain variable rate securities are not based on a published reference rate and spread and the description of such securities will not include a reference rate and/or spread.

3.	The Staff notes that the Funds disclose that audit committee pre-approval was waived on 100% of the services performed. It appears that this was an error and should be 0% of the pre-approvals were waived (meaning 100% were pre-approved). See N-CSR 4(e)(2).

Response: The Trust confirms that all services were pre-approved by the audit committee and that 0% of the preapprovals were waived. Future filings will reflect the percentage of preapprovals waived rather than the percentage of services preapproved.

4.	The Form N-PX does not appear to be accessible through the Funds’ website provide in the each Fund’s Tailored Shareholder Report (TSR). Please explain how this complies with Form N-1A 27A(i) regarding website posting requirements.

Response: The Trust has reviewed each Fund’s link contained in the TSR and the linked website and agrees that the Form N-PX is not accessible through the link in the TSR. The Trust notes that each of the Funds filed a “Fund Notice Report” because none of the Funds held any securities it was entitled to vote during the period and therefore none of the Funds had any proxy votes to report. Each Fund’s website will be updated to provide a link to Form N-PX as required by Item 27A(i) of Form N-1A.

5.	Disclosure of Items 7-11 of Form N-CSR are required to be accessible from the Funds’ website accessible through the link contained in the TSR. The Staff notes that Item 7 – (financial statements) is included but disclosure of Items 8 through 11 are not. Please update the respective websites/files to comply with Rule 30e-1(b)(2).

Response: The Trust has updated the materials accessible through each Fund’s website and Items 8 through 11 are now included in the file accessible through the link “Annual Financials and Additional Information” on each Fund’s website.

6.	Comments to the fee tables in Funds’ prospectus dated February 1, 2025:

a.	Remove footnote 1 to each Fund’s fee table as it is no longer applicable.

b.	The Staff notes that note 2 of the financial statement for the fiscal year ended September 30, 2025, discloses that the expense cap would be increased to 60 basis points after January 1, 2025, but such change does not appear to be reflected in the fee table. Please explain the discrepancy between the notes to the financial statements and each Fund’s current prospectus.

Response: With respect comment 6(a), the Trust will remove footnote 1 in future filings. With respect to comment 6(b), the Trust notes that note 2 to the financial statements for the Funds accurately described the terms of the expense limitation agreements in effect when the financial statements were finalized (i.e., a 60 basis point expense cap for the period February 1, 2025, through January 31, 2026). However, after the completion of the Fund’s audited financial statements, the investment adviser to each Fund determined to maintain each Fund’s current expense cap at 50 basis points through January 31, 2026, as reflected in the amended and restated expense limitation agreements filed as exhibits 28(h)(xxiii), 28(h)(xxiv) and 28(h)(xxv) to post-effective amendment No. 333 to the Trust’s registration statement on Form N-1A filed with the Commission on January 28, 2025.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659.

Best regards,

/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust Christine S. Catanzaro, Treasurer of FundVantage Trust John P. Falco, Esq. John M. Ford, Esq.